

Mail Stop 3561

August 23, 2017

Mr. Thomas E. Long
Group Chief Financial Officer
Energy Transfer Equity, L.P.
Ms. Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
8111 Westchester Drive
Suite 600
Dallas, Texas 75225

>   **Re: Energy Transfer Equity, L.P.**
>   **Energy Transfer Partners, L.P.**
>   **Forms 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 24, 2017**
>   **File Nos. 1-32740 and 1-1172**

Dear Mr. Long and Ms. Warren:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products